April 9, 2019

Matthew J. Reintjes
President and Chief Executive Officer, Director
YETI Holdings, Inc.
7601 Southwest Parkway
Austin, Texas 78735

       Re: YETI Holdings, Inc.
           Form S-1 DRS
           Filed April 5, 2019
           File No. 377-02583

Dear Mr. Reintjes:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amy Geddes at 202-551-3304 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure
cc:    Andrew Thomas